FORM 53-901F (British Columbia)

SECURITIES ACT
Material Change Report under:

Section 85(1) of the Securities Act (British Columbia) & Section 151 of the Securities Rules

Item 1	Reporting Issuer

Viceroy Exploration Ltd.
520 – 700 West Pender
Vancouver, BC V6C 1G8
(604) 669-4777
(the "Issuer")

Item 2	Date of Material Change

August 17, 2004, being the date of the news release.

Item 3	Press Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick and  Northwest Territories Securities Commissions and the TSX Venture Exchange via SEDAR and through  various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Issuer reported reported its financial results for the three and six months ended June 30, 2004.

Highlights of the 2004 Six Month Report include:

-
the Issuer continued its first phase exploration program on the Gualcamayo property. A 48 hole, 11,800 metre reverse circulation drilling program underway at June 30, 2004 is expected to be completed in August 2004 at an approximate cost of $1.5 million, inclusive of road and pad construction costs, of which approximately $0.9 million had been incurred to June 30, 2004. Significant intervals of mineralization have been reported in the data obtained to date. Upon completion of the current program, the Company intends to update the Gualcamayo resource calculation. An independent scoping study and a diamond drill program is planned for the fall to expand and confirm continuity of the mineralized structures. The Issuer has determined that its funds on hand are sufficient to complete this activity; however, further substantive work beyond that outlined above will require new funding;

-
by option agreement dated as of July 26, 2004 with effect from April 30, 2004 between the Issuer and a wholly-owned Argentine subsidiary of Tenke Mining Corp., a TSX listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property of the Issuer through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009;

-	cash proceeds of total $2,816,240 was received, $2,520,000 from exercise of the 4,200,000 warrants issued in connection with the November 18, 2003 private placement, $115,900 from exercise of

193,167 of the total 350,000 brokers' warrants issued in connection with the private placement and $180,340 from exercise of stock options for 406,000 shares;

-
the Issuer's head office in Vancouver was established, recruitment of its staffing complement completed and the arrangement with a company related to Viceroy by virtue of common directors and officers for administrative, corporate services and provision of office space was terminated effective February 27, 2004;

-	the Issuer retained Macdougall Consultants Ltd., an Ontario based company specializing in corporate finance and communications, to provide investor relations services;

-	capitalized exploration expenditures of $1.877 million on Gualcamayo during the six month period;

-	operating loss for six month period of $1,405,548, of which $560,034 (54%) is non-cash stock-based compensation.

The Issuer also reported on results of operations for the three and six month periods ended June 30, 2004.

Item 5		Full Description of Material Change

Please see attached news release.

Item 6		Reliance on Section 85(2) of the Securities Act (British Columbia)
Reliance on Section 75(3) of the Securities Act (Ontario)

Not applicable.

Item 7		Omitted Information

Nil.

Item 8		Senior Officer/Director

	Contact:	Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777

Item 9		Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

VICEROY EXPLORATION LTD.

Per:

"Michele A. Jones"

Michele A. Jones
Corporate Secetary

DATED at Vancouver, B.C. this 18th day of Auugst, 2004.

Viceroy Exploration Ltd.

News Release #2004.12

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 www.viceroyexploration.com

NEWS RELEASE
Viceroy Announces 2004 Six Month Report

Vancouver, British Columbia, August 17, 2004 – Viceroy Exploration Ltd. ("Viceroy" or the "Company"), an exploration stage company focusing on gold exploration and development in Argentina, today reported its financial results for the three and six months ended June 30, 2004.

Highlights of the 2004 Six Month Report include:

-
the Company continued its first phase exploration program on the Gualcamayo property. A 48 hole, 11,800 metre reverse circulation drilling program underway at June 30, 2004 is expected to be completed in August 2004 at an approximate cost of $1.5 million, inclusive of road and pad construction costs, of which approximately $0.9 million had been incurred to June 30, 2004. Significant intervals of mineralization have been reported in the data obtained to date. Upon completion of the current program, the Company intends to update the Gualcamayo resource calculation. An independent scoping study and a diamond drill program is planned for the fall to expand and confirm continuity of the mineralized structures. The Company has determined that its funds on hand are sufficient to complete this activity; however, further substantive work beyond that outlined above will require new funding;

-
by option agreement dated as of July 26, 2004 with effect from April 30, 2004 between the Company and a wholly-owned Argentine subsidiary of Tenke Mining Corp., a TSX listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property of the Company through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009;

-
cash proceeds of total $2,816,240 was received, $2,520,000 from exercise of the 4,200,000 warrants issued in connection with the November 18, 2003 private placement, $115,900 from exercise of 193,167 of the total 350,000 brokers' warrants issued in connection with the private placement and $180,340 from exercise of stock options for 406,000 shares;

-
the Company's head office in Vancouver was established, recruitment of its staffing complement completed and the arrangement with a company related to Viceroy by virtue of common directors and officers for administrative, corporate services and provision of office space was terminated effective February 27, 2004;

-	the Company retained Macdougall Consultants Ltd., an Ontario based company specializing in corporate finance and communications, to provide investor relations services;

-	capitalized exploration expenditures of $1.877 million on Gualcamayo during the six month period;

-	operating loss for six month period of $1,405,548, of which $560,034 (54%) is non-cash stock-based compensation

Results of Operations

For the three months ended June 30, 2004 (the "2004 second quarter") as compared to the three months ended December 31, 2003 (the "2003 second quarter"):

Loss For The Period:

For the 2004 second quarter, the Company had a loss of $466,183 as compared to a loss of $1,115,063 for the 2003 second quarter. Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity.

A significant component of expenses in both these periods is stock-based compensation, which pursuant to the Company's accounting policy is recorded as an expense at fair value, calculated using the Black-Scholes model. In the 2004 second quarter, stock-based compensation recorded in connection with stock options granted to an officer and a consultant is $162,919 which represents 35% of the $466,183 loss for the current period. In the 2003 second quarter, stock-based compensation recorded in connection with stock options granted to directors and related party consultants is $1,066,774 and represents 96% of the $1,115,063 loss for that period.

In the 2004 second quarter, the $241,251 Loss Before The Following, excluding non-cash charges, is considered to be representative of the level of ongoing operating expenses as compared to the 2003 second quarter $44,978 Loss Before The Following, excluding non-cash charges, which was incurred during start up.

Capitalized Exploration Expenditures:

In the 2004 second quarter, $1,470,588 was spent in connection with exploration of the Gualcamayo property of which approximately $900,000 was for the drill program in progress as compared to $229,013 spent on the property in the 2003 second quarter incurred primarily for surface field work and property maintenance payments.

Cash Flows:

Cash used in operating activities in the 2004 second quarter is $304,527 as compared to cash used in the 2003 second quarter of $175,347. As discussed above, the level of spending in the 2004 second quarter is representative of ongoing operating expenses whereas the Company was in start up during the 2003 second quarter.

Cash used in investing activities in the 2004 second quarter of $1,012,059 is substantially all for capitalized exploration expenditures on the Gualcamayo property primarily relating to the drill program in progress at June 30, 2004. In the 2003 second quarter, cash of $229,013 was used for capitalized expenditures on the Gualcamayo property and $1,940,000 was from an escrow transfer in connection with share subscriptions received for a private placement in November 2003.

Cash from financing activities in the 2004 second quarter of $136,600 is partial exercise of brokers' warrants and the exercise of stock options. Cash from financing activities in the 2003 second quarter is $2,793,028 of which $2,735,328 is cash acquired on the acquisition of Consolidated Trillion Resources Ltd.

In summary, for the 2004 second quarter, total cash decreased by $1,179,986 to $5,536,894 as compared to an increase in total cash for the 2003 second quarter of $4,348,528 to $4,717,030.

For the six months ended June 30, 2004 as compared to the six months ended December 31, 2003:

Loss For The Period:

For the six months ended June 30, 2004, the Company had a loss of $1,045,548 as compared to a loss of $1,436,596 for the 2003 six months ended December 31, 2003. A significant component of expenses in both these periods is stock-based compensation which is recorded as an expense at fair value, calculated using the Black-Scholes model. In the 2004 six month period, stock-based compensation recorded in connection with stock options granted to certain employees, officers and non-related party consultants is $560,034 which represents 54% of the $1,045,548 loss for that period. In the six months ended December 31, 2003, stock-based compensation recorded in connection with stock options granted to certain employees, directors and related party consultants is $1,117,080 and represents 78% of the $1,436,596 loss for that period.

In the six months ended June 30, 2004, the $566,758 Loss Before The Following, excluding non-cash charges, is considered to be representative of the level of ongoing operating expenses as compared to the $316,205 Loss Before The Following, excluding non-cash charges in the six months ended December 31, 2003, which was incurred during start up.

Capitalized Exploration Expenditures:

In the six months ended June 30, 2004, $1,877,030 was spent in connection with advancing the Gualcamayo property including $42,962 for the purchase of adjacent land and $1,834,068 for exploration of which approximately $900,000 was for the drill program in progress. In the six months ended December 31, 2003, $353,424 was spent primarily for surface field work and property maintenance payments.

Cash Flows:

Cash used in operating activities in the six months ended June 30, 2004 is $658,736 as compared to cash used in the six months ended December 31, 2003 of $212,321. As discussed above, the level of spending in the current period is representative of ongoing operation expenses whereas the Company was in start up in 2003.

Cash used in investing activities in the six months ended June 30, 2004 of $1,337,640 is substantially all for capitalized expenditures on the Gualcamayo property as compared to $353,424 spent on the property in the six months ended December 31, 2003.

Cash from financing activities in the six months ended June 30, 2004 of $2,816,240 is the exercise of warrants, partial exercise of brokers' warrants and the exercise of stock options. Cash from financing activities in the six months ended December 31, 2003 comprises $1,997,700 from subscription proceeds of a private placement and $2,735,328 on the acquisition of Consolidated Trillion Resources Ltd, for a total $4,733,028.

In summary, for the six months ended June 30, 2004, total cash decreased by $819,864 to $5,536,894 as compared to an increase in total cash for the six months ended December 31, 2003 of $4,167,283 to $4,717,030.

Other Information

Attached to this News Release are the interim consolidated financial statements of Viceroy for the three and six months ended June 30, 2004, excluding notes.

For the full text of the interim report, including the management discussion and analysis, for the three and six months ended June 30, 2004 or for more information on the Company and our current exploration progress, visit our website at <www.viceroyexploration.com>

For further information contact:
Christine Black, Corporate Communications
604-669-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Balance Sheets
(expressed in Canadian dollars)
(unaudited – prepared by management)

	June 30,	December 31,
	2004	2003
	$	$
Assets
Current assets
Cash and cash equivalents	5,536,894	4,717,030
Short-term investments	2,001	76,501
Prepaids and other receivables	232,240	161,325

	5,771,135	4,954,856

Exploration properties	8,246,449	6,369,419

Furniture and equipment	25,958	-
	14,043,542	11,324,275

Liabilities

Current liabilities
Accounts payable and accrued liabilities	623,227	234,687

Shareholders' Equity

Capital stock	14,250,282	11,284,526

Stock options and warrants	1,662,990	1,252,471

Deficit	(2,492,957)	(1,447,409)
	13,420,315	11,089,588
	14,043,542	11,324,275

Approved by the Board of Directors

"Robert V. Matthews"	"Patrick G. Downey"

Director	Director

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months Ended		Six Months Ended
	June 30,	December	June 30,	December
	2004	31, 2003	2004	31, 2003
	$	$	$	$
Expenses
Director/officer/employee stock-based
compensation	136,237	977,374	354,562	1,027,680
Salaries, benefits and consultants	175,223	159,056	298,656	206,556
Stock exchange/transfer agent/listing
application	21,383	32,838	31,425	42,089
Legal	17,046	36,953	28,942	40,488
Shareholders' communication	50,406	35,265	55,660	35,265
Amortization	2,595	-	4,718	-
Audit	3,559	24,080	3,559	24,080
Investor relations	54,981	18,358	269,451	18,358
Travel and lodging	9,805	8,082	17,725	11,916
Office and miscellaneous	35,530	19,746	66,812	26,853

Loss before the following	506,765	1,111,752	1,131,510	1,433,285

Interest income	(17,460)	(7,604)	(44,235)	(7,604)

Loss on sale of short-term investment	17,486	-	17,486	-

Foreign exchange (gain) loss	(40,608)	10,915	(59,213)	10,915

Loss for the period	466,183	1,115,063	1,045,548	1,436,596

Deficit - Beginning of period	2,026,774	332,346	1,447,409	10,813

Deficit - End of period	2,492,957	1,447,409	2,492,957	1,447,409

Basic and diluted loss per share	(0.02)	(0.06)	(0.04)	(0.09)

Weighted average shares outstanding	29,081,236	17,802,865	28,175,774	15,801,433

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months Ended		Six Months Ended
	June 30,	December 31,	June 30,	December 31,
	2004	2003	2004	2003
	$	$	$	$

Cash flows (used in) from operating activities
Loss for the period	(466,183)	(1,115,063)	(1,045,548)	(1,436,596)

Non-cash charges	183,001	866,774	582,239	1,117,080
Changes in non-cash working capital items	(21,345)	72,942	(195,427)	107,195

	(304,527)	(175,347)	(658,736)	(212,321)

Cash flows (used in) from investing activities
Exploration properties	(1,063,879)	(229,013)	(1,363,978)	(353,424)
Furniture and equipment	(5,194)	-	(30,676)	-
Cash held in escrow	-	1,940,000	-	-
Deferred acquisition costs	-	19,860	-	-
Proceeds on sale of short-term investment	57,014	-	57,014	-

	(1,012,059)	1,730,847	(1,337,640)	(353,424)

Cash flows from financing activities
Exercise of warrants and stock options	136,600	-	2,816,240	-
Subscription proceeds - net	-	57,700	-	1,997,700
Cash acquired on acquisition of subsidiaries - net	-	2,735,328	-	2,735,328

	136,600	2,793,028	2,816,240	4,733,028

(Decrease) increase in cash and cash equivalents	(1,179,986)	4,348,528	819,864	4,167,283

Cash and cash equivalents - Beginning of period	6,716,880	368,502	4,717,030	549,747

Cash and cash equivalents - End of period	5,536,894	4,717,030	5,536,894	4,717,030

Cash and cash equivalents consist of:
Cash and deposit accounts with banks and
brokerages	5,536,894	4,717,030	5,536,894	4,717,030